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                                                             EXHIBIT (a)(3)(iii)

                            [VAN KAMPEN LETTERHEAD]

December 14, 2001

RE: VAN KAMPEN PRIME RATE INCOME TRUST
     Commencement of Tender Offer

To Our Dealer Friends:

     As you may be aware, it is the policy of the Board of Trustees of Van Kampen Prime Rate Income Trust (the "Trust") to consider on a quarterly basis whether to make a tender offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's forty-ninth consecutive quarterly tender offer commencing today, December 14, 2001, for the purpose of attempting to provide liquidity to its shareholders. The commencement of the tender offer was announced in the Wall Street Journal today.

     The Trust is offering to purchase up to 84,130,738 its common shares at a price equal to the net asset value per common share of the Trust determined as of 5:00 P.M. Eastern Time on the expiration date of the offer. The offer is scheduled to terminate as of 12:00 Midnight Eastern Time on January 18, 2002, the expiration date of the offer unless extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than five years.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated December 14, 2001, and the related Letter of Transmittal, copies of which are available to you upon request.

     Should you have any questions regarding the tender offer, please contact Van Kampen's Investor Services Department at 1-800-421-5666.

Sincerely,

VAN KAMPEN FUNDS INC.

                                                                 49 PRT003-12/01